UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on December 16, 2025 and December 17, 2025, Xiao-I Corporation (the “Company”) received written notices from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with (i) the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) and (ii) the minimum market value of publicly held shares requirement under Nasdaq Listing Rule 5450(b)(3)(C). The notices had no immediate effect on the listing or trading of the Company’s American Depositary Shares on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c), the Company has been provided separate 180-calendar-day compliance periods to regain compliance with each listing requirement.

On April 23, 2026, Nasdaq notified the Company that it had regained compliance with Listing Rule 5450(b)(2)(C), after the market value of its publicly held shares had been $15.0 million or greater for ten consecutive business days from April 9, 2026 through April 22, 2026, and that the matter was closed.

On May 29, 2026, the Company received a written notification from the Listing Qualifications Department of Nasdaq informing the Company that it has regained compliance with Nasdaq Listing Rule 5450(a)(1), which requires listed securities on The Nasdaq Global Market to maintain a minimum bid price of $1.00 per share. Nasdaq has now determined that, for the 10 consecutive business day period from May 14, 2026 through May 28, 2026, the closing bid price of the Company's ADSs was at least $1.00 per share.

The Company issued a press release announcing receipt of the Nasdaq notices, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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